TEMPUR + SEALY

Reinvigorating Leadership for Long-Term Success

April 7, 2015

H PARTNERS

Disclaimer

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Disclaimer (cont'd)

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"Getting rid of mediocre CEOs...requires action by owners...acting together, [they] could effectively reform corporate governance at a given company, simply by withholding their votes for directors..."

Warren E. Buffett

Table of Contents

Introduction

H Partners: A Long-Term Value Investor and Tempur Sealy's Largest Shareholder Is Calling For Change

Our History with Tempur Sealy

- o Largest shareholder of Tempur Sealy, with ~10% stake
- o Invested in Sealy in 2011, and invested in Tempur Sealy in 2012
- o Advocating vote "AGAINST" three directors whom we believe are most responsible for significant underperformance and corporate governance failures

H Partners' Background

- o Founded in 2005, manage $1.5 billion
- o Our goal is to generate exceptional long-term returns
- o Current portfolio average holding period of 6 years
- o History of constructive engagement with portfolio companies

Concentrated Portfolio

- o Only 5 to 10 investments at any one time
- o Our high degree of concentration demands sharp focus and intensive diligence on each investment
- o Over 20% of AUM invested in Tempur Sealy

Strong Track Record and Alignment

- o Since inception, compounded at 30% vs. 8% for the S&P 500[1]
- o H Partners on a Board: 490% return at Six Flags after H's Usman Nabi was appointed Executive Chairman, and then Chair of N&G[2]
- o Aligned with all shareholders; took no board fees at Six Flags

Tempur Sealy Has Tremendous Potential...

Best-In-Class Products ➡️

Best-In-Class Brands ➡️
- Tempur-Pedic: #1 U.S. Brand People are Most Interested in Purchasing
- Sealy: #1 U.S. Brand People are Most Likely To Buy

Best-In-Class Employees ➡️
- Over 7,000 talented and dedicated employees
- Tempur Sealy teams develop the most innovative products in the industry

Tempur-Pedic Is the Crown Jewel ➡️
- Prior to Mr. Sarvary's arrival, Tempur segment's business model resembled consumer branded companies like Tiffany, Tumi, etc.
- $1.5 billion in ad spend[3] over last ten years should result in pricing power and high margins

Consolidating Industry ➡️
- Following the combinations of Serta with Simmons in 2012 and Tempur-Pedic with Sealy in 2013, these two mattress sector participants command 70% market share[4]

...But, Tempur Sealy Shareholders Are Suffering Through Sleepless Nights

Stock Underperformance

- Tempur Sealy has underperformed its self-selected peers by 140% over the last three years and 175% over the last five years
- Returns consistently rank in bottom quartile vs. Company's self-selected peers

Weak Financial Results & Execution Errors

- Long-term earnings estimates have been reduced by 60% in past three years
- Execution errors in each quarter for past three years; mistakes in every functional category
- Missed earnings estimates in six out of last seven quarters since acquiring Sealy

Poor Corporate Governance

- No ability to call special meeting or act by written consent; supermajority vote provision
- We believe Board leaders McLane and Masto pursue personal agendas, and that the Board may have failed to disclose a Related Party Transaction



Weak Financial Results
$$$ ➡ $
Poor Corporate Governance
Stock Underperformance
Poor Comm-
-unication
Weak
Alignment
An Unfocused Strategy
Flawed Org Structure
An Incapable CEO
TEMPUR SEALY

See page 75 for details on Five Sagging Foundations

Another Long-Tenured, Major Shareholder Has Publicly Supported the Changes We Are Advocating

Long-Tenured Shareholder Supports Our View

o **Chieftain Capital Management, an approximate 6% shareholder and major investor in the Company since 2010, filed a 13D on February 23, 2015 in support of H Partners' proposals**

"We believe that H Partners' views and suggestions have considerable merit. The current management team has consistently missed its quarterly, annual and long-term goals (despite repeatedly resetting these goals). They have made missteps in operations, product development and introductions, marketing, and the formulation of strategy."

Chieftain Capital Management's Letter to Tempur Sealy's Board, February 19, 2015

"Chieftain thus supports H Partners' call for an immediate change in the CEO and Board. We also support a role for H Partners on the Board. H Partners would add considerable value…"

Chieftain Capital Management's Letter to Tempur Sealy's Board February 19, 2015

We Believe Other Investors Also Desire Change

o **The stock has gained almost 20% since H Partners' and Chieftain's 13D filings**



H Partners' interests are fully aligned with the interests of <u>all</u> Tempur Sealy shareholders; numerous concerned shareholders have called us to express support for our proposals

Stock Underperformance

Significant Underperformance Over the Last One, Three and Five-Year Periods

○ **Tempur Sealy has significantly underperformed the S&P 500 Index, mattress sector peers Select Comfort and Mattress Firm, and the Company's self-selected peer group**

○ **Periods look back from Feb. 9, 2015, the day before H Partners filed its 13D**

	Tempur Sealy Underperformance[5]		
	1 Year	**3 Years**	**5 Years**
TPX vs. S&P 500 Index	(12%)	(93%)	(32%)
TPX vs. Mattress Peers (Select Comfort & Mattress Firm)	(61%)	(75%)	(238%)
TPX vs. Company-Selected Peer Group	(19%)	(137%)	(175%)

Company-Selected Peer Group [6]

Brunswick Corp.	**Harman Int'l Industries Inc.**	**Newell Rubbermaid Inc.**
Carter's, Inc.	**Hasbro, Inc.**	**Polaris Industries Inc.**
Columbia Sportswear Co.	**Jarden Corp.**	**Select Comfort Corp.**
Deckers Outdoor Corp.	**Leggett & Platt, Inc.**	**Steelcase Inc.**
Dorel Industries Inc.	**Lexmark International, Inc.**	**Tupperware Brands Corp.**
Fossil Group, Inc.	**Mattress Firm Holding Corp.**	**Under Armour, Inc.**
Gildan Activewear Inc.	**Herman Miller, Inc.**	**Williams-Sonoma, Inc.**
Hanesbrands Inc.	**Mohawk Industries, Inc.**	**Wolverine World Wide, Inc.**

"We believe the peer group closely reflects our business and, as a result, provides meaningful comparison of stock performance."

Tempur Sealy 2014 10-K, February 13, 2015

Stock Under-performance

Consistently Ranks in Bottom Quartile vs. Peers Selected by the CEO and Board

1-Year Total Return[7]


Select Comfort 85%
Hanesbrands 65%
Leggett & Platt 49%
Mattress Firm 46%
Williams-Sonoma 46%
Under Armour 33%
Brunswick Corp 31%
Steelcase 31%
Harman Intl. Ind. 28%
Carter's 25%
Newell Rubbermaid 25%
Hasbro 23%
Jarden 22%
Polaris Industries 22%
Herman Miller 17%
Columbia Sports. 16%
Gildan 13%
Lexmark Int'l 13%
Mohawk Ind. 12%
TEMPUR+SEALY 4%
Wolverine 4%
Tupperware Brands (4%)
Dorel (4%)
Deckers (11%)
Fossil (17%)
(30%)
--
30%
60%
90%

3-Year Total Return[7]


Hanesbrands 338%
Under Armour 251%
Jarden 223%
Harman Intl. Ind. 178%
Gildan 152%
Mohawk Ind. 150%
Brunswick Corp 142%
Polaris Industries 130%
Williams-Sonoma 127%
Leggett & Platt 126%
Steelcase 109%
Newell Rubbermaid 108%
Carter's 96%
Mattress Firm 81%
Hasbro 81%
Columbia Sports. 80%
Herman Miller 48%
Wolverine 44%
Dorel 33%
Lexmark Int'l 29%
Tupperware Brands 24%
Select Comfort 7%
Fossil (5%)
Deckers (16%)
TEMPUR+SEALY (31%)
(50%)
150%
350%

5-Year Total Return[7]


Mattress Firm n.a.
Under Armour 1070%
Polaris Industries 649%
Hanesbrands 431%
Brunswick Corp 400%
Williams-Sonoma 347%
Select Comfort 318%
Mohawk Ind. 275%
Jarden 265%
Harman Intl. Ind. 231%
Carter's 212%
Steelcase 203%
Newell Rubbermaid 200%
Fossil 192%
Leggett & Platt 191%
Gildan 172%
Wolverine 135%
Deckers 128%
Columbia Sports. 116%
Hasbro 99%
Herman Miller 89%
Tupperware Brands 86%
TEMPUR+SEALY 80%
Lexmark Int'l 47%
Dorel 21%
--
400%
800%
1200%

Tempur Sealy shareholders have suffered an absolute loss of 31% over the last three years

Board's Cherry-Picking, Part 1: Mr. Sarvary Joined Tempur-Pedic When its Valuation Was Depressed and Earnings Were at Recession Lows

> "...Since Mr. Sarvary's appointment in 2008, Tempur Sealy has...realized a total shareholder return of more than 480%..."
>
> *Tempur Sealy Board's Letter to Shareholders, March 16, 2015*

○ With a depressed multiple of 6.5x LTM P/E[8] and earnings near recession lows, the value of Tempur-Pedic's stock when Mr. Sarvary was appointed CEO was only poised to increase

○ Tempur Sealy has underperformed mattress sector peer Select Comfort by 1,000% since Mr. Sarvary's appointment



After the recession passed, the Company underperformed its self-selected peer group by 175%

Board's Cherry-Picking, Part 2:
The Sealy Acquisition Occurred After a Large Dislocation Due to Strategic Missteps

"...since the announcement of the acquisition of Sealy, the Company has created an additional approximately $1.8 billion in equity value for its shareholders...."

Tempur Sealy Statement on H Partners, February 17, 2015

o **The Board fails to mention that the Sealy acquisition was announced after the Company's market cap fell 54% – losing $1.9 billion in value[9] – due to strategic missteps in 2012**



Due to execution errors, TPX lost $1.9 billion of equity value from Jan. 2012 through the announcement of the Sealy acquisition[10]

Sept. 27, 2012
Tempur-Pedic announces acquisition of Sealy

Cumulative Total Return (as of Jan. 1, 2012)

—— TPX

To this date, Tempur Sealy has still not recovered the $1.9 billion of value lost prior to the Sealy acquisition[11]

Weak Financial Results
and Execution Errors

Weak Financial Results

60% Reduction in Long-Term Earnings Expectations

- **Each of the prior two Investor Days have featured a significant reduction in long-term earnings expectations**

2016 EPS Expectations at Various Points in Time [12]



$10.00
$8.00
$6.00
$4.00
$2.00
--
$8.00 +
Standalone Tempur-Pedic
60% Reduction
$4.00
Tempur-Pedic and Sealy combined
$3.47
Tempur-Pedic and Sealy combined
Feb. 2012 Investor Day (Company Guidance)
Sept. 2013 Investor Day (Company Guidance)
Feb. 2015 Investor Day (Sell-Side Consensus Est.)

Tempur Sealy's long-term EPS expectations have declined from $8.00 for a standalone Tempur-Pedic to $3.47 for both Tempur-Pedic and Sealy combined

Consistently Missed Short-Term Financial Targets

○ **Consistent 'misses' indicate to us that management has poor control over the Company**

Examples of Management's "Over-Promising" and "Under-Delivering"

Period	Operating Metric	Company Guidance or Target	Reported Result
Q2 2012	Operating Margin	"to contract modestly"	Down 800 bps
FY 2012	Gross Margin	"up as much as 200 bps"	Down 150 bps
FY 2012	Operating Margin	"to expand by nearly 100 bps"	Down 600 bps
FY 2012	Adjusted EPS	$3.80 to $3.95	$2.61
Q2 2013	Gross Margin	41%	38.6%
Q2 2013	Operating Margin	9.5%	8.5%
FY 2013	Adjusted EBITDA	$435 million	$411 million
FY 2013	Adjusted EPS	$2.55 for a stand-alone Tempur-Pedic	$2.38 for Tempur-Pedic & Sealy <u>combined</u>
FY 2014	Gross Margin	41%	38.5%
FY 2014	Operating Margin	11.7% to 12.0%	10.7%
FY 2014	Adjusted EBITDA	$415 to $435 million	$405 million
FY 2014	Net Leverage Ratio	3.25x	3.89x

Weak Financial Results

Analyst Estimates Continue to Fall Because of Constant Earnings Misses

> **"Tempur Sealy has a strong track record of meeting or exceeding analyst estimates..."**
>
> *Tempur Sealy Board's Letter To Shareholders, March 16, 2015*

- **If the Company continues to "meet or exceed analyst estimates", why have analyst estimates continued to fall?**



Bloomberg Consensus Analyst Estimates for 2015 EBITDA
($ in millions)
575
525
475
425
Mar-13
Jul-13
Nov-13
Mar-14
Jul-14
Nov-14
Mar-15

Management has missed short-term earnings estimates in <u>six of the last seven quarters</u> since acquiring Sealy

Current Operating Margins Are Almost Half of Historical Peak Levels

○ **Current operating margins of 10.7% are 900 basis points below historical peak levels achieved by Tempur-Pedic and Sealy[13]**



Tempur Sealy Current Revenue and Operating Margin vs. Historical Peak

Tempur Sealy's collapsing margins are deeply concerning

Execution Errors

Execution Mistakes in Every Single Quarter for the Past Three Years

	Quarter	Category	Execution Mistakes
Before Sealy Acquisition	Q1 2012	Strategy / Competition	• Failure to anticipate competition pressures margin outlook
	Q2 2012	Strategy / Competition Product Development	• Significant market share loss • Tempur *Simplicity* product launch was received poorly by customers
	Q3 2012	Operations Cost Control	• Supply constraints on new products • Cost of producing new products higher than expected
	Q4 2012	Financial Management	• $375 million in bonds are mispriced, trading up from par to 105 on the date of issuance
	Q1 2013	Cost Control Product Development	• Reliance on increased promotions and discounts pressured gross margins • Tempur *Choice* product launch was received poorly by customers
	ACQUISITION OF SEALY		
After Sealy Acquisition	Q2 2013	Operations Advertising	• Roll-outs were slower than planned on both Tempur *Choice* and Tempur *Ergo Premier* • 'You Are How You Sleep' advertising campaign was ineffective and quickly discontinued
	Q3 2013	Product Promotion Manufacturing	• Sales weakness during July 4th weekend due to ineffective Independence Day promotional strategy • Cost overruns due to *Tempur-UP* adjustable base manufacturing error
	Q4 2013	Cost Control Product Promotion	• Fixed costs in Sealy segment pressured gross margins • Significant decline in highly profitable Tempur Direct business
	Q1 2014	Cost Control Product Promotion	• Discounted floor model shipments higher than expected, resulting in cost overruns • Softness in the Direct business and Pillows business
	Q2 2014	Operations Cost Control	• Tempur North America product roll-out took longer than expected • Cost overruns pressured margins
	Q3 2014	Manufacturing Product Distribution Financial Management Manufacturing	• Manufacturing inefficiencies and cost overruns at Sealy due to "near-record demand" • "Product availability challenges" on adjustable bases and increased logistics costs • Additional cash costs incurred to expedite term loan amendment, due to covenant oversight • Sealy Europe launch delayed due to manufacturing issues
	Q4 2014	Operations Manufacturing	• Sealy Europe roll-out delayed three months due to "hiccup" from liquidation of sole third-party supplier • Continued "innerspring manufacturing inefficiencies"

Execution mistakes in <u>every functional category</u>; frequency of errors has accelerated after the acquisition of Sealy due to greater complexity

21

Execution Errors

Before Sealy Acquisition: Failure to Anticipate and Address Competitive Threats to the Core Tempur Segment

○ For years prior to Mr. Sarvary's arrival, other memory foam offerings tried to compete with Tempur-Pedic, but prior CEOs successfully blocked new entrants

○ In 2011, the Company failed to anticipate and address competitive threats

○ By 2012, competitor iComfort successfully exploited the Company's strategic deficiencies, and other copy-cat competitors quickly followed suit

Competitive Landscape

Period	Selected Memory Foam Mattress Offerings
2006 - 2008	Sealy TruForm, Simmons Gemini & Studio, Serta-Pedic, King Koil Deluxe
2008 - 2010	Comfort Series, SANG, Silent Nights, Dynasty Mattress
2010 - 2012	Sealy Embody, Comforpedic, I-Mattress, *I-Comfort*
2012 - Present	Sealy Optimum, Serta Perfect Elements, Comforpedic IQ, *I-Comfort*

Competitive Commentary Before 2012

"There always [has been] competition in the industry, and there are a series of competitors, all of whom have introduced products that are comparable to ours."

CEO Mark Sarvary, Q3'2011 Earnings Call, October 20, 2011

Competitive Commentary After 2012

"...for much of its history, Tempur-Pedic faced few, if any, significant competitors..."

Tempur Sealy Board's Letter to Shareholders, March 16, 2015

"In 2012, there was a significant change in the competitive environment..."

CEO Mark Sarvary, Raymond James Conference, March 3, 2015

Management allowed Serta to introduce a disruptive product that degraded the Tempur segment's high-margin memory foam business model

22

Before Sealy Acquisition: Strategic Complacency Caused Significant Market Share Loss Due to Product Deficiencies

Poor Product Appearance



Tempur-Pedic

VS.



Serta iComfort

Perception of "Sleeping Hot"

"...I am not a fan of the Tempur-Pedic. It is like _sleeping on hot sand_..."

Amazon.com Consumer Review, November 2011

VS.

"The iComfort Sleep System By Serta: Introducing the new iComfort Sleep System by Serta, featuring our _Cool Action Gel Memory Foam_..."

Serta Press Release, November 2011

What if management and the Board had proactively addressed weaknesses like outdated appearance and perception of "sleeping hot"? Were they really just a passive victim?

Execution Errors

Before Sealy Acquisition:
Strategic Complacency Degraded the Tempur Segment's Operating Margin

Historical: 21.9% Operating Margin

o **Prior to Mr. Sarvary's arrival in 2008, Tempur segment's business model closely resembled that of certain consumer businesses whose high levels of advertising spend translate into pricing power and high margins**

Current: 13.7% Operating Margin

o **However, over the last six years, this business model has deteriorated – the Tempur segment now spends more on advertising than any of its branded peers, but its operating margin has fallen from 21.9% to 13.7%**



Branded Consumer Companies' Operating Margins vs. Advertising Spend [14]

Execution Errors

After Sealy Acquisition: Company Became Much Larger and More Complex

"…increased scope and complexity of running a larger, more complex business following the Sealy acquisition…"

Tempur Sealy 2015 Proxy Statement, March 16, 2015

- Today, Tempur Sealy has nine times the manufacturing facilities and six times the employees that it had when the current CEO joined the Company
- The Board is aware of this increased complexity, yet it fails to find a proper solution for the managerial challenge



	TEMPUR-PEDIC 2008[15]	TEMPUR + SEALY Today[16]
Total Revenue	$928 million	$3.0 billion
Manufacturing Facilities	3	28
Number of Employees	1,200	7,100
Number of Brands	1	5

Tempur Sealy is more operationally complex today than the old Tempur-Pedic, yet we believe the Board has not adequately enhanced the leadership to address the greater managerial challenge

Execution Errors

After Sealy Acquisition: Failure to Properly Integrate Sealy and Realize Synergies

"...there are and will be meaningful synergies that will become more evident as the combined Company pursues its strategy."

Sealy Acquisition Conference Call, September 27, 2012

- **Since acquiring Sealy, adjusted EBITDA has declined by $20 million**
- **Operating margins have dropped by 200 bps since Sealy acquisition**

Combined Tempur Sealy's Historical Earnings and Margin Trajectory



600
500
400
300
200
$ in millions
20%
18%
16%
14%
12%
10%
8%
% margin
537
504
459
453
425
413
414
411
395
389
393
405
Tempur-Pedic Acquires Sealy
Where are the synergies? Earnings and margins are down
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
LTM Adjusted EBITDA (LHS)
LTM Operating Margin (RHS)

The Board has spent $56 million in integration costs, yet no synergies are evident in the Company's reported earnings[17]

Execution Errors

The Board Does Not Appear to Understand That the Most Critical Financial Metric – Profitability – Is Deteriorating

"In 2014, strong performance from our senior management team resulted in year-over-year improvements in important financial measures…"

Tempur Sealy Board's Proxy Statement, March 16, 2015

- In 2014, net sales increased by 21% while Adjusted EBITDA declined by 2% compared to the prior year period

	2014 Results	2013 Results	$ Change	% Change
Net Sales ($m)	2,990	2,464	526	21%
Adjusted EBITDA ($m)	405	411	(7)	(2%)

We are baffled that the Board does not seem to understand the concept that operating earnings, not sales, drive shareholder value creation

27

Execution Errors

Board Denies Stock Underperformance, Execution Mistakes, Earnings Misses and Lack of Synergies

Stock Under-performance



> "…Since Mr. Sarvary's appointment in 2008, Tempur Sealy has…realized a total shareholder return of more than 480%…"
>
> *Tempur Sealy Board's Letter to Shareholders, March 16, 2015*



Board is cherry-picking from recession lows – stock has underperformed peers by 140% and 175% over last three and five years, respectively

Execution Mistakes



> "And I think we've done a lot – a great job in raising our game in terms of execution…"
>
> *CEO Mark Sarvary, 2015 Investor Day, February 18, 2015*



Execution mistakes in **each quarter for past three years**

Earnings Misses



> "Tempur Sealy has a strong track record of meeting or exceeding analyst estimates…"
>
> *Tempur Sealy Board's Letter to Shareholders, March 16, 2015*



Missed analyst estimates in **six of last seven quarters**

Lack of Synergies



> "…the organizational integration [of Sealy] is essentially complete now. The cost synergies were realized and in fact are greater than we initially anticipated."
>
> *CEO Mark Sarvary, BAML Consumer & Retail Conference, March 4, 2015*



No synergies are visible, as Company's EBITDA has declined by $20 million since the time of the acquisition

28

H Partners Has Been a Patient Investor Since 2012

 **Hopeful in 2012**

- Initially supportive of CEO Sarvary and hopeful he could reverse the poor performance seen in 2012

 **Concerned in 2013**

- Execution mistakes led Mr. Sarvary to reduce long-term EPS guidance by 50%
- Raised question of whether Board would be interested in appointing a shareholder representative to the board, but dismissed – no formal interview, and no response from Masto-led Nom. & Gov. Committee

 **More Concerned in 2014**

- More execution mistakes, as TPX grew larger and more complex
- Wrote letter to Comp. Committee suggesting framework for an incentive plan to align organization in order to overcome complex challenges
- No response from Compensation Committee

 **Confronting the Facts in 2015**

- Based on three years' evidence of value destruction by Mr. Sarvary and the Board, we have re-assessed our position
- Demanded termination of CEO, resignation of Messrs. Masto, McLane, Judge and Sarvary from the Board, and a single board seat, but dismissed

The Board has repeatedly refused H Partners' attempts to engage collaboratively to increase shareholder value

29

The Latest Red Flags



Hiding Behind FX Excuses: Peers With Higher Foreign Currency Exposure Are Outperforming TPX

"And [as] you are going to hear throughout this presentation today, currency is an issue. It was an issue for us last year, and it's going to be a bigger issue for us this year."

CEO Mark Sarvary, 2015 Investor Day, February 18, 2015

	Int'l as % of Total Rev.	3-Yr. Absolute Return
Tempur Sealy	27%	(31%)
Company-Selected Peer Group Average	32%	106%

TPX vs. Company-Selected Peer Group - International as a % of Total Revenue [18]

Peer Average: 32%

Mattress Firm · Select Comfort · Williams-Sonoma · Under Armour · Carter's · Gildan · Hanesbrands · Herman Miller · Polaris · TEMPUR+SEALY · Wolverine · Mohawk Ind. · Newell Rubbermaid · Leggett & Platt · Steelcase · Deckers · Brunswick Corp · Jarden · Columbia Sports. · Dorel Ind. · Hasbro · Fossil Group · Lexmark · Harman Int'l. Ind. · Tupperware

The Company's self-selected peer group outperformed Tempur Sealy by 20%, 140% and 175% over the last one, three and five-year periods, respectively, despite having higher avg. international exposure



The Board Has Withdrawn Long-Term EBITDA Guidance, While Increasing Leverage Target

○ **The Company has raised its leverage target while abandoning its long-term EBITDA guidance[19]**

○ **This suggests that the Board intends to hit EPS targets via a share count reduction that is funded by shareholders**

Left axis: Adj. EBITDA ($ in millions) — 100 to 600
Right axis: Net Debt / Adj. EBITDA — 1.0x to 4.0x

Guidance as of Sept. '13 Investor Day
- 2016 Adjusted EBITDA Target (LHS): 550
- 2016 Net Leverage Target (RHS): 2.5x

Guidance as of Feb. '15 Investor Day
- 2016 Adjusted EBITDA Target (LHS): ???
- 2016 Net Leverage Target (RHS): 3.0x - 3.5x

Legend:
■ 2016 Adjusted EBITDA Target (LHS) ■ 2016 Net Leverage Target (RHS)

The Board may attempt to hit EPS targets via financial engineering, as opposed to organic earnings growth

The Board May Be Attempting to Conceal Sealy's Margin Deterioration by Reducing Segment-Level Transparency

- **In 2015, the Company redefined its reporting segments amidst significant shareholder concern around Sealy's deteriorating operating margins**
- **The Board claims redefinition is required following "completion" of Sealy integration - but how can integration be complete if the Company continues to report results that are adjusted for integration expenses?**

Tempur Sealy's Old vs. New Reporting Segments [20]



% of 2014 Total Net Sales
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
--
Sealy
51%
Tempur International
16%
Tempur North America
33%
International
20%
North America
80%
Old Reporting Segments
New Reporting Segments

Poor Corporate Governance:
A Stale and Misaligned Board

Poor Corporate Governance

Stale, Decade-Long Directorships

- 6 out of 11 directors have been on the Board for more than ten years
- These 6 directors have each collected an average of $1.4 million in fees[21]
- No fresh perspective: only one director added since Sealy acquisition


Lawrence Rogers
Evelyn Dilsaver
Mark Sarvary
John Heil
Peter Hoffman
Sir Paul Judge
Nancy Koehn
Frank Doyle
P. Andrews McLane
Christopher Masto
Robert Trussell Jr.
Average Tenure: 10 Years
--
5
10
15
20
25
Number of Years on Tempur Sealy Board

"Firm value reaches a maximum at a board tenure of nine years." – Zombie Boards: Board Tenure and Firm Performance, Harvard Law School Forum on Corporate Governance

Poor Corporate Governance

Large Shareholders Have No Board Representation

- Shareholders owning 99% of the voting stock have zero board representation, while directors with 1% of the voting stock are dictating the agenda[22]



11 Board Seats
Zero Board Seats
% Voting Stake
12%
10%
8%
6%
4%
2%
--
1%
10%
9%
8%
6%
6%
6%
6%
4%
4%
3%
3%
3%
3%
2%
2%
2%
2%
1%
1%
1%
TPX Board
H Partners
Select Equity
Manulife
Vanguard
London Company
BlackRock
Chieftain
State Street
TimesSquare
AllianceBernstein
Hoplite Capital
Barrow Hanley
Point72
TIAA-CREF
Samlyn Capital
Timucuan
Miura Global
Westfield Capital
Van Berkom
Ameriprise Fin.

"Directors who are substantial equity holders tend to be better monitors because their interest is more proprietary."
– Charles Elson, Corporate Governance Expert

36

Former Private Equity Investors Remain Entrenched

- TA Associates' McLane and Friedman Fleischer's Masto initially joined the Board when their firms had majority ownership[23]
- TA and FF have had no stake for many years but retain Board representation
- TA has effectively controlled Chairmanship for past 12 years despite no stake
- FF has effectively controlled Chairmanship of Nominating and Corporate Governance Committee since 2010 despite no stake



We believe a <u>current</u> owner's perspective on
Tempur Sealy's Board is long overdue

Poor Corporate Governance

P. Andrews McLane of TA Associates Appears to Pursue a Personal Agenda: Related Party Transaction?

- **One year after TA Associates exited its investment, Tempur-Pedic began sponsoring the U.S. Ski & Snowboard Association**
- **Mr. McLane has served as a director of the USSA Board of Trustees, and has been a significant benefactor of the USSA for many years**
- **We question whether Tempur Sealy's sponsorship of the USSA is a good use of the Company's marketing resources, and whether the sponsorship is intended to benefit shareholders or Mr. McLane**



2007 – In the 2007 USSA Annual Report, McLane was a "Legacy Campaign Donor", "Summit Club Contributor" and a member of the "Foundation Board of Trustees"

2008

2009 – **TA Associates exits Tempur-Pedic investment**; McLane remains highly active within the USSA

2010 – **Tempur-Pedic announces USSA sponsorship**

2011

2012

2013

2014 – Tempur Sealy announced sponsorship of the USSA through 2016; sponsorship includes furnishing a "Tempur-Pedic Sleep Center" at the USSA Center of Excellence building

2015 – Tempur Sealy to be an associate sponsor of the U.S. Freestyle Skiing Championships

Following an inquiry by H Partners, the Company recently reported a previously undisclosed $325,000 payment to the USSA in 2014, which exceeds the $100,000 threshold for Related Party Transactions; the size of this transaction is irrelevant – rather, we believe it is indicative of a culture that promotes poor corporate governance practices[24]

38

Board Has Doubled CEO's Compensation While the Company's Underperformance Has Widened

"...strong record of working to align management compensation with performance..."

Tempur Sealy Investor Presentation, April 6, 2015

○ **Over the last three years, the CEO's annual compensation has increased from $3.4 million to $6.9 million, as the stock underperformed by almost 140%**



CEO's Annual Compensation vs. TPX Cumulative Stock Underperformance [25]

■ CEO Mark Sarvary's Total Compensation (LHS)   ■ TPX Stock Performance vs. Company-Selected Peers (RHS)

In the past three years, the Board has paid the CEO $18 million to oversee a 31% absolute stock price decline, or a $1.6 billion loss in equity value[26]

Our Solution:
Fixing Five Enduring Foundations

First Foundation: Recruit a Proven CEO with Strong Operational Skills

○ We believe that the Board must match a CEO to the <u>current</u> requirements of a larger, more complex Tempur Sealy.

○ A candidate should have most or all of the skills below:



A Capable CEO

TEMPUR+SEALY

Relevant Skill	√ / X	Comment
Consistent Record of Outperformance	✓	A strong prior track record is the most accurate indicator of future success
Public Company CEO Experience	✓	CEO should have experience with public shareholders
Operationally-Intensive Skills	✓	Manufacturing is one of the two main functional areas at Tempur Sealy
Financial Skills	✓	A prerequisite, given the Company's deteriorating financials
Integration Skills	✓	We believe the integration of Sealy has been improperly handled, and is hurting other parts of the business
Marketing Skills	✓	Marketing is one of the two main functional areas at Tempur Sealy
Communication Skills	✓	Strong communication builds credibility and strengthens relationships with stakeholders

First Foundation: CEO Succession Should Be Orderly and Collaborative

- All Boards have a duty to plan for a scenario in which a CEO leaves, is removed, or faces untimely illness or death

- If our campaign is successful, there would be three open Board seats following the Board's acceptance of the resignations of directors Masto, McLane and Sarvary

- One of the Company's senior managers could immediately step in as interim CEO

- We would request and expect any newly-constituted Board to appoint Mr. Nabi as Chair of the CEO Search Committee and to the Compensation Committee, and for two independent directors join Mr. Nabi on the CEO Search Committee

- H Partners is currently in communication with proven CEO candidates with strong operational track records – these candidates believe that significant value creation is possible at Tempur Sealy if they were at the helm

H Partners' Role in Orderly Succession at Six Flags

- In 2010, Mr. Nabi collaborated with seven independent Six Flags directors and shareholders to recruit a proven, operationally-skilled CEO

- Operating margins increased from a pre-recession average of 13% between 2005 and 2007 to 31% today, the highest in the Company's 50-year history[27]

- Stock has returned 490% – continues to outperform well after the recession

- H Partners worked for <u>all</u> shareholders; received <u>zero</u> board fees

- "H Partners & Six Flags" is taught as case study at Harvard Business School

Our Solution

Second Foundation: Review Organizational Structure and Fill Vacant Operations Role

- New leadership should develop a clear and appropriate organizational structure given the current needs of Tempur Sealy

- The Head of Operations role has been vacant since January 2013.[28] The new Board should determine if this role should be filled to provide additional support to the COO, given the increased operational complexity



Appropriate Org Structure
A Capable CEO
TEMPUR SEALY



Year
2008
2009
2010
2011
2012
2013
2014
Chief Executive Officer
Chief Operating Officer
Head of Operations
Hire Ops Head
Chief Marketing Officer

Our Solution

Third Foundation: Sharpen Strategy by Prioritizing Profitability and Re-assess Low Value Projects to Enable Better Execution

- The Board and the senior management team should develop a more focused strategic plan to emphasize absolute profitability and profitable growth



Focused Strategy
Appropriate Org Structure
A Capable CEO
TEMPUR SEALY



"CLEARER"
~~Clear~~ Strategic Priorities
Leverage and Strengthen Our Comprehensive Portfolio Of Iconic Brands & Products
Expand Distribution And Seek Highest Dealer Advocacy
Expand Margins With Focus On Driving Significant Cost Improvement
Leverage Global Scale For Competitive Advantage
Accretive Acquisitions Of Licensees And Joint Ventures
TEMPUR SEALY
NARROW SCOPE AND FOCUS ON FEWER PROJECTS THAT "MOVE THE NEEDLE"
ELEVATE MARGIN ENHANCEMENT TO #1 PRIORITY
SLOW FURTHER ACQUISITIONS UNTIL NA MARGINS ARE SIGNIFICANTLY HIGHER

Our Solution

Fourth Foundation: Develop Stretch Goals That Create Value for Shareholders and Are Easily Understood by All Employees



Alignment with Stretch Goals
Focused Strategy
Appropriate Org Structure
A Capable CEO
TEMPUR SEALY

- Introduce an aspirational plan to significantly improve operating earnings
- Align Company around an "absolute EBITDA" target – a clear, singular performance metric
- "Absolute EBITDA" target rewards both margin enhancement, as well as sales growth
- Consider meaningful share grant to employees if aspirational EBITDA target achieved by 2017 and sustained in 2018

Our Solution

Fifth Foundation: Emphasize Clear, Repeated and Credible Communication with Key Stakeholders



Clear Communication
Alignment with Stretch Goals
Focused Strategy
Appropriate Org Structure
A Capable CEO
TEMPUR SEALY

- **Employees:** Senior management should conduct "town halls" at all facilities to (i) communicate a focused strategy, (ii) rationale and building blocks for "absolute EBITDA" target and (iii) field questions and solicit feedback

- **Retail Partners:** Senior management, including CEO, should consistently communicate Company's product strength and selling strategy to all retail partners

- **Shareholders and Creditors:** Immediately after determining a more focused strategy, the new CEO and management should communicate a credible long-term plan

We Believe Tempur Sealy Can Generate Great Returns If a Reconstituted Board Fixes the "Five Flawed Foundations"

A Capable CEO	○ Replace underperforming CEO with a proven leader with an operationally-intensive background
Appropriate Org Structure	○ Immediately review if execution mistakes are occurring due to gaps in operations team, and fill vacant roles
A Focused Strategy	○ Narrow strategic focus to emphasize profitability vs. unprofitable sales growth ○ Prioritize high-value projects
Alignment with Stretch Goals	○ Re-align employees to deliver substantially higher margins ○ Reduce number of compensation metrics
Clear Commun-ication	○ Communicate clearly and repeatedly with all employees, retail partners and shareholders ○ Set credible earnings goals



Best-In-Class Financial Results
$ → $$$
Sound Governance
Strong Stock Performance
Clear Communication
Alignment with Stretch Goals
Focused Strategy
Appropriate Org Structure
A Capable CEO
TEMPUR SEALY

Vote Now to Protect Your Investment

We Believe Directors Masto, McLane and Sarvary Must Be Replaced Because, Under Their Leadership, a Misaligned Board Is Failing Shareholders

Failure to Hold Management Accountable

- Board actively denies stock underperformance, earnings misses, execution mistakes and lack of synergies
- Board fails to understand that current CEO appears to be ill-suited to larger, more complex company

Stale, Decade-Long Directorships

- 6 out of 11 directors have been on the board for over 10 years
- P. Andrews McLane has been Chairman for 12 years
- Christopher Masto has been director for 12 years, and Chair of Nominating & Governance Committee for 5 years

No Skin in The Game

- Former PE owners sold out years ago, yet remain on the Board
- No 5%+ shareholder on Board since 2009
- Board owns only 1% voting stake in Tempur Sealy

Poor Corporate Governance

- No ability to call special meeting or act by written consent; supermajority vote provision
- We believe Messrs. McLane and Masto benefit from personal / employer trading of TPX stock, and the Board may have failed to disclose a Related Party Transaction involving Mr. McLane

After 12 years, we believe the Board leaders have become complacent and refuse to address the concerns of current owners – now is the time for change

Vote "AGAINST" Masto, McLane and Sarvary: A Referendum on the Need for New Leadership and Shareholders' Demand for Board Representation

Referendum Serves Three Purposes



- o Seeks to compel resignation of CEO Sarvary as director for destroying shareholder value
- o Seeks to compel resignation of two Board chairs who we believe have failed to hold management accountable and whose interests do not appear aligned with shareholders
- o Directs Board to voluntarily add H Partners' Usman Nabi and an H Partners-nominated director to the Board immediately

Vote "AGAINST" Compels Resignation



- o If majority of votes cast are "AGAINST" a director, then he/she must immediately submit his/her resignation to the Board
- o We believe Board's failure to accept resignations would violate proper governance and oppose a clear shareholder directive
- o Significant consequences for entire Board at next annual meeting if shareholder referendum is ignored

Greatest Risk to Value Is Inaction



- o We believe H Partners' proposed changes can help deliver significant value
- o We believe shareholders will suffer continued underperformance with current leadership, who we believe is incapable of executing any strategy
- o Company has bench of talented managers, one of whom could step in as interim CEO until permanent CEO is hired

To Fix Tempur Sealy, Vote "AGAINST" Masto, McLane and Sarvary on the BLUE Proxy Card Today

How To Vote:

○ **Vote by Phone: Please call the telephone number specified on your BLUE proxy card from a touchtone phone and follow the simple instructions**

○ **Vote by Internet: Please access the website specified on your BLUE proxy card and follow the simple instructions**

○ **Vote by Mail: If you do not wish to vote by telephone or over the internet, please simply complete, sign, date and return the BLUE proxy card in the postage-paid envelope provided**

If you have any questions or require assistance in voting your BLUE proxy card, please contact H Partners' proxy solicitor:

Scott Winter / Jonathan Salzberger, 888-750-5834

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10012

Thank you for your support: visit FixTempurSealy.com

Further Analysis

CEO Mark Sarvary's Prior
Track Record of Underperformance

CEO's Track Record of Under-performance

Mr. Sarvary's One Prior Appointment as CEO Ended in Termination After J. Crew Underperformed Peers

- **Mr. Sarvary was dismissed in 2002 after three years as CEO of J. Crew[29]**
- **Under Mr. Sarvary's supervision, J. Crew's operating income declined by 48% and its operating margin was nearly cut in half[30]**
- **J. Crew's underperformance compares to a 54% and 67% increase in operating income at Abercrombie & Fitch and American Eagle, respectively[31]**



40
35
30
25
20
15
10
5
--
$ in millions
35
18
4.2%
2.3%
5%
4%
3%
2%
1%
--
% margin
J. Crew Operating Income (LHS)
J. Crew Operating Margin (RHS)
Start of Sarvary's Tenure
End of Sarvary's Tenure

CEO's Track Record of Under-performance

Mr. Sarvary's Role at Campbell Soup Ended in Termination After His Division Underperformed Peers

> "During his tenure as president, the North America division [of Campbell Soup] grew sales and earnings each year."
>
> *Tempur Sealy Board's Letter to Shareholders, March 16, 2015*

- **The board fails to mention that under Mr. Sarvary, Campbell Soup North America significantly underperformed peers, and Mr. Sarvary was subsequently terminated[32]**



60%
50%
40%
30%
20%
10%
--
% Total Growth (Q4'03 to Q3'07)
42.5%
15.1%
39.7%
55.7%
38.7%
29.8%
4.7%
12.1%
S&P Packaged Foods Index
S&P 500 Index
S&P Consumer Staples Index
Campbell Soup - North America
Revenue Growth
EBIT Growth

Did the Board fail to plan for succession when it hired Mr. Sarvary? Was it aware that he was terminated at J. Crew and Campbell Soup? Or did it simply ignore his poor prior track record?

Board Leaders' Personal Agendas

Board Leaders' Personal Agendas

We Believe TA Associates' Mr. McLane Has Overstayed His Welcome

- **TA directors typically step off boards within two years of TA's exit**
- **Yet, Mr. McLane has remained Chairman for six years following TA's exit from Tempur-Pedic**

Number of Months on Public Company Board Following Exit by TA Associates [33]



Michael C. Child - Eagle Test Systems
--
Todd R. Crockett - Clayton Holdings
--
C. Kevin Landry - MetroPCS
--
Jonathan W. Meeks - GlobeOp Fin. Svcs.
--
Michael A.R. Wilson - Cardtronics
--
Kurt R. Jaggers - PROS Holdings
3
Michael A.R. Wilson - Jupiter Fund Mgmt.
3
A. Bruce Johnston - Monotype Imaging
17
Richard D. Tadler - Lumber Liquidators
19
P. Andrews McLane - Tempur Sealy
74
-- 10 20 30 40 50 60 70 80
Number of Months

"I'd hate to stick around and have all of the partners sitting in a conference room one day, waiting to have a 'discussion' with me."
- C. Kevin Landry, Former Chairman of TA Associates

57

Board Leaders' Personal Agendas

When It Comes to Its Own Investments, TA Associates Understands the Importance of Board Representation

- **On average, TA Associates takes two board seats when it invests**
- **Even in its minority investments, TA appears to insist on Board representation**



Board Representation for TA Associates in 15 Most Recent Deals [34]
# of TA Employees on Board
3
2
1
--
NorthStar
Access Tech. Group
RateGain
Insurity
Idera, Inc.
Groupe Cipres
SkinnyPop
THI
Bomgar
Towne Park
CMOSIS
Accruent
Arxan Technologies
SoftWriters
BluePay Processing

We could find no recent examples of a TA investment in which TA did not receive Board representation

Board Leaders' Personal Agendas

We Believe Friedman Fleischer's Mr. Masto Has Overstayed His Welcome

- FF directors typically step off boards within two years of FF's exit
- Yet, Mr. Masto has remained on the board for nine years following FF's initial exit from Tempur-Pedic

Number of Months on Public Company Board Following Exit by Friedman Fleischer [35]



Spencer Fleischer - BearingPoint
--
Spencer Fleischer - Korn/Ferry International
--
Tully Friedman - Tempur-Pedic
3
Tully Friedman - CapitalSource
19
David Lowe - Korn/Ferry International
20
Christopher Masto - Tempur-Pedic
110
--
20
40
60
80
100
120
Number of Months

Board Leaders' Personal Agendas

When It Comes to Its Own Investments, Friedman Fleischer Also Understands the Importance of Board Representation

- **We could find no recent examples of a FF investment where FF did not receive Board representation; on average, FF takes two board seats**
- **Even in its minority investments, FF appears to insist on Board representation**

Board Representation for Friedman Fleischer in 15 Most Recent Deals [36]



# of FF Employees on Board
3
2
1
--
American Advisors
AmericanWest Bank
Benevis
C.H.I. Overhead Doors
Church's Chicken
Eyemart Express
Green Bank
Icynene
Iracore International
Midwest Dental
SNAP Financial Group
Speedy Cash Holdings
Strategic Investment Group
Transtar Holdings
WellStreet Urgent Care

"We are not passive investors: we seek board influence (but do not need board control) at companies in which we invest." – Friedman Fleischer

Board Leaders' Personal Agendas

P. Andrews McLane of TA Associates Appears to Pursue a Personal Agenda: Trading the Stock

- **In 2012, while Tempur Sealy public shareholders suffered a $1.5 billion – or 40% loss – in equity value, Mr. McLane personally earned a $725,000 gain due to what appears to be his opportunistic trading of Tempur-Pedic stock[37]**



$100
90
80
70
60
50
40
30
20
10
--
TPX Stock Price
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12
Jul-12
Aug-12
Sep-12
Oct-12
Feb. 21, 2012 Tempur-Pedic enters into confidentiality agreement with Sealy to discuss potential business combination
Mar. 5, 2012 Tempur-Pedic suspends discussions with Sealy
Apr. 19, 2012 Tempur-Pedic announces 1Q'12 results; acknowledges strong competitve pressures
Jun. 6, 2012 Tempur-Pedic releases 2Q and FY'12 profit warning; cuts guidance
Jun. 8, 2012 Mr. McLane purchases 112,000 shares of Tempur-Pedic stock
Jul. 23, 2012 Tempur-Pedic reaches back out to Sealy to express renewed interest in merger discussions
Sept 27, 2012 Tempur-Pedic announces Sealy acquisition

We are deeply troubled by the timing of Mr. McLane's investment – a mere six weeks later, Tempur-Pedic re-engaged in discussions to acquire Sealy at a bargain price

Board Leaders' Personal Agendas

Christopher Masto of Friedman Fleischer Appears to Pursue a Personal Agenda: Trading the Stock

○ In 2006, Friedman Fleischer exited its initial investment in Tempur-Pedic

○ In 2008, with knowledge that Tempur-Pedic would issue a material profit warning, Friedman Fleischer re-purchased the stock following a 38% decline[38]

○ The firm ultimately earned an estimated $100 million profit[39]



We are deeply troubled that Mr. Masto's private equity firm learned of an imminent profit warning one week after the Company failed to reduce guidance in a public forum

Board Leaders' Personal Agendas

A Friedman Fleischer Employee Was Convicted of Insider Trading in Tempur-Pedic Stock

- **Friedman Fleischer's former CFO was charged by Federal authorities with insider trading in connection with his personal trades in Tempur-Pedic stock during the time of Friedman Fleischer's 2008 re-investment**[40]



February

Feb. 7, 2008
On or before this date, Mr. Masto assembled a deal team at Friedman Fleischer to consider a large public market re-investment in Tempur-Pedic stock

Feb. 11, 2008
Friedman Fleischer decides to delay its re-investment; King Chuen Tang, the then-CFO of Friedman Fleischer, calls a personal friend and advised that Tempur should be a "short candidate"

Feb. 12, 2008
One of Tang's trading partners closes his long position in Tempur-Pedic and establishes a short position

March

Mar. 4, 2008
Tempur-Pedic management presents at a Raymond James conference and does not flag any changes to existing guidance

Mar. 12, 2008
Mr. Masto learns of an impending profit warning at Tempur-Pedic, and disseminates this information to certain individuals within Friedman Fleischer

Mar. 13, 2008
Tang purchases put options, establishing a short position in Tempur-Pedic stock

Mar. 17, 2008
Tempur-Pedic releases 1Q'08 profit warning; stock falls 38%

Mar. 18, 2008
Tang establishes long position after Tempur-Pedic announces profit warning

Mar. 19 & 20, 2008
Friedman Fleischer purchases $50 million of Tempur-Pedic stock

Given his firm's involvement in this criminal matter, we are troubled that Mr. Masto was subsequently appointed Chair of the Nominating and Corporate Governance Committee, which sets insider trading policy

Contrasting Outcomes:
Six Flags' Outperformance vs.
Tempur Sealy's Underperformance

Six Flags in 2010: A Worst-In-Class, Persistent Underperformer





Persistent Under-performer

- Historically, Six Flags significantly underperformed peers in terms of stock performance, financial results and execution
- Its pre-recession operating margin between 2005 and 2007 was only 13%
- The poor operating performance culminated in a restructuring during the recession



Shareholders Reconstitute the Board

- In 2010, new shareholders reconstituted the Board
- Added two large owners to the Board, as well as several other individuals with turnaround and industry experience



H Partners' Usman Nabi As Chairman

- Shareholders asked the new Board to nominate H Partners' Usman Nabi to the Executive Chairman position, given H Partners' significant skin in the game as the Company's largest shareholder

The New Board Believed That Six Flags Was a Good Business



High Barriers to Entry 	o Significant investment required to build competing parks o Regional dominance; does not compete with Disney, Universal
Great Brand 	o Six Flags is the most recognized regional theme park brand o A 50 year old iconic American company o Franchise partner of choice for international regional theme park developers
Steady Growth 	o Demand for theme parks had grown with GDP o More resilient than destination parks in recessions due to lower pricing and lower travel costs
Significant Cash Generation 	o Other well-managed theme parks generated large amounts of cash, allowing for high dividend payments to shareholders

The New Board Considered Five Critical Layers Required for a Solid Foundation

Six Flags

- What key steps should the Board take, and in which order?
- What are the needs of this operationally-intensive business?



What steps should the Board take?
What comes first?
Six Flags
Focused Strategy
Appropriate Org Structure
Clear Communication
A Capable CEO
Alignment with Stretch Goals

First Foundation: A Capable CEO

The Six Flags Board Recruited a Capable CEO with Relevant Skills to Run Six Flags

- The Board recognized that Six Flags was an operationally-intensive business:
  - 18 facilities in the U.S., Canada and Mexico
  - 26 million attendees per year
  - 39,000 employees

- Therefore, the Board recruited a capable and proven leader with relevant skills – Jim Reid-Anderson


A Capable CEO
Six Flags

Relevant Skill	√ / X	Comment
Consistent Record of Outperformance	√	800% return over five years at Dade Behring
Public Company CEO Experience	√	Prior Chairman and CEO of Dade Behring
Operational Skills	√	Dade had 6,400 employees and 16 facilities; Mr. Reid-Anderson was a former COO
Financial Skills	√	Served as CFO of Dade
Marketing Skills	√	Initial roles at Pepsi Co.
International Development	√	Worked in many foreign countries, familiar with varying business conditions

Second Foundation: Appropriate Org Structure

The Six Flags Board Quickly Established an Appropriate Organizational Structure



Appropriate Org Structure
A Capable CEO
Six Flags

- Within 45 days of the new CEO joining, the Six Flags Board established a clear organizational structure, filling all critical positions
- The new CEO and Board recognized that Six Flags required a dedicated head of marketing, and depth in the operations team
- Marketing and operations reported separately to the CEO



CEO
IR
CFO
COO
HR
GC
CMO
Head of Ops – East
Head of Ops – West
Head of In-Park Svcs.

The New Team Worked with the Board to Develop a Focused Strategy



- Previous management aspired to be a "mini Disney": both theme parks and media assets

- The new Board and management team sharpened the focus
    - Six Flags now aspired to become the highest quality regional theme park company in the world
    - Emphasized profitability and high margins
    - Focused on returning to high margins in North America before considering international expansion

- Exited tangential activities
    - Prior management had attempted to "leverage" the brand in unrelated areas, e.g. Six Flags-branded hair salons
    - Six Flags exited Dick Clark Productions, a media company

Fourth Foundation: Alignment with Stretch Goals

The CEO and Board Set a Highly Aspirational Long-Term Cash Flow Goal


Alignment with Stretch Goals
Focused Strategy
Appropriate Org Structure
A Capable CEO
Six Flags

- The prior Board had set mediocre targets based on many different financial and operating metrics
- When new management arrived, Six Flags was generating approximately $200 million in EBITDA
- The new Board established an aspirational goal of achieving $350 million in EBITDA within two years
  - Peer benchmarking indicated that margins were well below potential, and higher margins coupled with modest sales growth would result in a 75% increase in EBITDA
  - If employees hit this goal, they would receive over 2 million shares (worth almost $100 million based on today's stock price)

While employees were rewarded via cash bonuses and stock options, the biggest incentive was equity for achieving higher cash flow – the entire employee base understood this clear goal

Fifth Foundation: Clear Communication

Six Flags Communicated Clearly with All Key Stakeholders


Clear Communication
Alignment with Stretch Goals
Focused Strategy
Appropriate Org Structure
A Capable CEO
Six Flags

- **Employees:** The CEO and senior management constantly visit the facilities to reinforce key messages to employees, and to gather feedback on how to improve operations and execution

- **Shareholders:** Investor communications are clear and highly credible
  - The company has attracted a stable, long-term oriented shareholder base by emphasizing stretch medium and long-term targets which, if achieved, create significant value for shareholders

- **Credibility:** The company has not missed any aspirational targets under the current Board and management

Six Flags Timeline

Strong and Enduring Foundations Were Established In Four Months

- H Partners' Usman Nabi was appointed Chairman on May 1, 2010
- One year later, Six Flags' stock had already gained 99% vs. 18% for the S&P[41]


May 11, 2010
Interim CEO appointed; Usman Nabi becomes Executive Chairman
Jun. 15, 2010
Within one month, CEO Search Committee contacts large shareholders to solicit feedback
Aug. 12, 2010
"Project 350" aspirational earnings target unveiled
Aug. 16, 2010
Six Flags reports 68% EBITDA growth
May
June
July
August
September
May 12, 2010
CEO Search Committee established, co-Chaired by Usman Nabi, including two independent directors
May 1, 2010
New Board established, H Partners' Usman Nabi appointed Chairman
Aug. 12, 2010
Jim Reid-Anderson appointed Chairman and CEO; Usman Nabi steps down as Executive Chairman, remains as director
Sept. 15, 2010
New focused strategy and org structure established
~Four Months

Because of Sound Corporate Governance and Five Solid Foundations Established in 2010, Six Flags Shareholders Have Slept Well For Years

Stock Outperformance

- 490% return since H Partners' involvement
- Stock has been strong well after the recession, with outperformance of 90% vs. S&P in last three years[42]

Best-In-Class Financial Results and Execution

- Operating margins expanded from pre-recession avg. of 13% between 2005 – 2007 to 31% today, the highest in its 50-year history
- Six Flags' operating margins are higher than Disney Theme Parks, Universal and Cedar Fair
- EBITDA has increased for five straight years, and in 17 out of the last 19 quarters
- Has hit every aspirational target it has set

Sound Corporate Governance

- Largest shareholder on Board
- Average board tenure of less than five years
- Shareholders have ability to call a special meeting



Sound Corporate Governance
Best-In-Class Financial Results
Stock Outperformance
$
$$$
Clear Communication
Alignment with Stretch Goals
Focused Strategy
Appropriate Org Structure
A Capable CEO
Six Flags

So, Why Can't Tempur Sealy Shareholders Sleep at Night?

Stock Underperformance

- Tempur Sealy has underperformed its self-selected peers by 140% over last the three years and 175% over the last five years
- Returns consistently rank in bottom quartile vs. Company's self-selected peers

Weak Financial Results & Execution Errors

- Long-term earnings estimates have been reduced by 60% in past three years
- Execution errors in each quarter for past three years; mistakes in every functional category
- Missed earnings estimates in six out of last seven quarters since acquiring Sealy

Poor Corporate Governance

- No ability to call special meeting or act by written consent; supermajority vote provision
- We believe Board leaders McLane and Masto pursue personal agendas, and that the Board may have failed to disclose a Related Party Transaction



Weak Financial Results
Poor Corporate Governance
Stock Underperformance
$$$ ➡ $
Poor Comm-
-unication
Weak
Alignment
An Unfocused Strategy
Flawed Org Structure
An Incapable CEO
TEMPUR SEALY

First Foundation: An Incapable CEO

We Believe the CEO Lacks Relevant Skills and Has a Poor Prior Track Record



An Incapable CEO
TEMPUR SEALY

- CEO Sarvary was already struggling in 2011 – 2012, and in 2013, Tempur Sealy became a significantly more operationally-intensive company following the acquisition of Sealy

- We believe the Board should have foreseen Mr. Sarvary's struggles due to his poor prior track record and lack of relevant skills:

Relevant Skill	√ / X	Comment
Consistent Record of Outperformance	X	Significant underperformance in each of last two rloes; termination in each case
Public Company CEO Experience	X	Prior to Tempur Sealy, divisional and private company roles only
Operationally-Intensive Skills	X	No record of head of operations or manufacturing
Financial Skills	X	No prior record of senior financial roles
Integration Skills	X	No record of successfully combining two large businesses
Marketing Skills	√	Sales and marketing at IBM
Communication Skills	X	Poor communication at Tempur Sealy; no record of public communication in prior roles

Organizational Structure Has Had, And Continues to Have, a Significant Gap



- ○ **Tempur Sealy has two main functional areas: manufacturing and marketing**
- ○ **Mr. Sarvary joined in 2008, but waited until 2014 to hire a Chief Marketing Officer**
- ○ **Before CMO was hired, Chief Operating Officer was tasked with responsibility over both operations and marketing**



Year	2008	2009	2010	2011	2012	2013	2014
Chief Executive Officer							
Chief Operating Officer		No COO					
Head of Operations						No Ops Head	
Chief Marketing Officer		No CMO					

"The executives who ignited the transformations from 'good to great'…first got the right people on the bus, and then figured out where to drive it." – Jim Collins, 'Good to Great'

77

Third Foundation: An Unfocused Strategy

We Believe Tempur Sealy Has an Unfocused Strategy

- In theory, all of these are sound objectives, but…


An Unfocused Strategy
Flawed Org Structure
An Incapable CEO
TEMPUR SEALY

Tempur Sealy Investor Presentation, February 18, 2015

Clear Strategic Priorities

- Leverage and Strengthen Our Comprehensive Portfolio Of Iconic Brands & Products
- Expand Distribution And Seek Highest Dealer Advocacy
- Expand Margins With Focus On Driving Significant Cost Improvement
- Leverage Global Scale For Competitive Advantage
- Accretive Acquisitions Of Licensees And Joint Ventures

TEMPUR SEALY

Third Foundation: An Unfocused Strategy

An Unfocused Strategy: Too Many Projects That Are Tangential to the Core Mattress Business

Tangential Projects



"Tempur-Pedic Slippers"

"Jordan's Furniture Announces Tempur-Pedic IMAX 3D Theater"

"Approaching 100 Tempur Sealy Owned Stores"



"Tempur Pedic Announces Nest Candle Collection"





Core Business

TEMPUR-PEDIC

S&F

OPTIMUM

Posturepedic

Sealy

Tangential Projects

"Tempur-Pedic Dog Beds"

TEMPUR-PEDIC



"First-of-its-Kind Tempur-Pedic Store Now Open in Greater Boston"

"Tempur-Pedic Introduces *TEMPUR-Simplicity* Collection"

"Tempur-Pedic Announces First-Ever Home Collection"



A STYLE TO FIT ANY DECOR

"Focus means…saying 'no' to the hundred other good ideas that there are. You have to pick carefully." – Steve Jobs

79

Over the Last Four Years, We Believe an Unfocused Board Caused Competitive Weakness and Margin Erosion

○ **A study of activities from 2011 - 2015 shows that the Board was focused on tangential activities while competitors successfully exploited product weaknesses and margins collapsed**

Date	Activity	Implications
Apr. 2011	Tempur announces collaboration with IMAX 3D to provide theater seats with Tempur material	While Tempur employees were distracted with theater seats, in 2012, Tempur stock fell 40% as i-Comfort successfully erodes Tempur's high-end market share
Jan. 2012	Tempur introduces low-end bed at "surprisingly affordable" price	While Tempur devoted resources to developing a low-end bed that would later be discontinued, i-Comfort continued to exploit Tempur's weaknesses
Aug. 2012	Tempur opens first retail store in Boston	While Tempur is opening its own stores, retail partners are shifting their business to i-Comfort, Comforpedic, and Optimum
Jan. 2013	Tempur announces "Choice" mattress to compete with SleepNumber	This mattress would later fail to gain traction at retail; Tempur has still not fixed issues with its core mattress line, yet is attempting to compete with Sleep Number
Sept. 2013	Tempur launches new premium dog bed collection	The dog beds are launched in the middle of the Sealy integration
Mar. 2015	Tempur launches a "home collection" including slip covers, headboards, luxury blankets, and throws	Tempur continues to "leverage" its brand into new areas; in the previous month, the Company reported 2014 margins at only 10.7%

Just Last Month, the Board Added Yet Another Tangential Product Line While Margins Are Plummeting

"Tempur-Pedic Introduces First-Ever Home Collection"

"The new Tempur-Pedic Home Collection by Andrew Morgan, featuring slip covers created for the brand's custom foundations and <u>headboards, luxury blankets, decorative pillows and plush throws</u>." – March 12, 2015



81

Fourth Foundation: Unclear Alignment

We Believe the Board Aligns Employees With Too Many Metrics and Targets That Are Not Stretch Goals


Unclear Alignment
An Unfocused Strategy
Flawed Org Structure
An Incapable CEO
TEMPUR SEALY

- After reducing long-term earnings expectations in each of the last two analyst days, the Board recently unveiled these four new annual "evergreen" targets:

Tempur Sealy Investor Presentation, February 18, 2015

SALES GROWTH	6%
OPERATING MARGIN IMPROVEMENT	50bps
DELEVERAGING TO 3X AND RETURN VALUE TO SHAREHOLDERS	
ADJUSTED EPS GROWTH	15%

TEMPUR SEALY

- "Growth" targets are built off of baseline earnings that have been cut by more than 60% over the last three years – these do not appear to be aspirational, stretch goals

Fourth Foundation: Unclear Alignment

Tempur Sealy Targets Are Not Stretch Goals

- **In 2012, the Board and CEO unveiled a long-term EPS target of $8.00 for a standalone Tempur-Pedic**
- **Current targets for a combined Tempur-Pedic and Sealy are still almost half of Tempur-Pedic alone in 2012**

Tempur Sealy Implied EPS Guidance [43]



Adjusted Earnings Per Share
$10.00
$8.00
$6.00
$4.00
$2.00
--
$8.00 +
$4.00
$3.34
$3.84
$4.41
Are these stretch goals?
2016 EPS (Feb. 2012 Investor Day)
2016 EPS (Sept. 2013 Investor Day)
2016 EPS (Implied Guidance)
2017 EPS (Implied Guidance)
2018 EPS (Implied Guidance)

It appears that the Board and CEO have given up on aspirational targets

83

Fourth Foundation: Unclear Alignment

Striving to Recover Only One-Third of Lost Margins vs. Historical Peak

- **Historical peak margin was 19.4% versus 10.7% today – 900 basis points of margin have been lost**
- **The Board and CEO now aspire to take four years to achieve a 13.7% operating margin**

Tempur Sealy Investor Presentation, February 18, 2015

Significant Margin Improvement Opportunities

Initiative	2014	2015 -2018 Objective	Annual Incremental Operating Income[1]
Sealy US Gross Margin Improvement[2]	30%	33%	$45 million
Adjusted Operating Expense Leverage[3]	29%	28%	$30 million
Cost Synergies[4]	$45 million	$70 million	$25 million
2015 Pricing	–	$25 million	$25 million
			$125 million

These Initiatives Alone Provide More Than 300bps Of Operating Margin Improvement

TEMPUR + SEALY



Aspires to regain only 1/3rd of lost margins
Adj. Operating Margin (%)
25.0%
20.0%
15.0%
10.0%
5.0%
--
19.4%
10.7%
13.7%
Combined Peak Margin
Current Margin
2018 Margin Target

Fourth Foundation: Unclear Alignment

The Board Aspires to Get Sealy Margins to a Level Below Where They Were When Sealy Was Acquired

- **The Board is setting an extremely low bar at Sealy – this does not appear to be a stretch goal[44]**

Tempur Sealy Investor Presentation, February 18, 2015

Initiative	2014	2015 -2018 Objective
Sealy US Gross Margin Improvement[2]	30%	33%



Sealy's Gross Profit Margin (%)
36%
34%
32%
30%
28%
26%
34.3%
30.3%
33.0%
Gross Margin at Time of Acquisition
Current Gross Margin
Target Gross Margin

"We have targets that are stretch targets, that really put pressure on people to grow…we are trying to do something that is best in class."
– Carlos Brito, CEO of ABInBev

How Can We Expect More Synergies When We Can't See the Initial Synergies?

○ **The Board aspires to get to $70 million in synergies**

○ **But where are the "realized" $45 million of synergies?**



Tempur Sealy Investor Presentation, February 18, 2015

Initiative	2014	2015 -2018 Objective
Cost Synergies[4]	$45 million	$70 million

Tempur-Pedic Acquires Sealy

Board claims $45 million of synergies baked into earnings

425   413   414   411   395   389   393   405

LTM Adjusted EBITDA (LHS)   LTM Operating Margin (RHS)

We Believe the Board Has Confused Employees With Too Many Performance Metrics

○ **Proxy filing shows an average of 11 different metrics for the past three years**

2013 Proxy	2014 Proxy	2015 Proxy
Compensation Metrics Mentioned	**Compensation Metrics Mentioned**	**Compensation Metrics Mentioned**
Sales	Net Sales	Company Net Sales
Gross Margin	EBIT Margin	Company Adjusted Free Cash Flow
EBIT Margin	Adjusted EBIT	Net Debt to Consolidated Adjusted EBITDA
EBIT	Net Debt to Consolidated Adjusted EBITDA	Adjusted EBIT
Corporate EPS	Company Adjusted EBITDA	Divisional Performance
Operating Cash Flow	Divisional Performance	Individual Performance
Segment Performance	Individual Performance	Tempur North America Net Sales
Individual Performance	Tempur North America Net Sales	Tempur North America Adjusted EBIT
"Grow U.S. share in mattresses and hold share in specialty mattresses"	Tempur North America Adjusted EBIT	Sealy Net Sales
	Cost Savings for Global Operations	Sealy Adjusted EBIT
	Sealy Net Sales	Leadership Cost Challenge Objectives
	Sealy Adjusted EBIT	

Board Over-Emphasizes Sales Growth As Opposed to Earnings Growth

"Since Mr. Sarvary's appointment in 2008, Tempur Sealy has...increased total net sales by more than 220%, including the acquisition of Sealy"

Tempur Sealy 2015 Proxy Statement, March 16, 2015

○ The Board touts sales growth, which primarily came from the acquisition of Sealy, which was funded by shareholders

○ The Board's overemphasis on sales has resulted in a lack of focus on the metric that matters most – profits – which declined in 2014

	2014 Results	2013 Results	$ Change	% Change
Net Sales ($m)	2,990	2,464	526	21%
Adjusted EBITDA ($m)	405	411	(7)	(2%)

"The value some analysts put on revenue vs. profit is out of whack. If you can grow real cash earnings, that's 80% of what you ought to do - the revenue component is 20%." – Lou Gerstner, Former CEO of IBM

Fifth Foundation: Poor Comm-unication

We Believe CEO Sarvary's Communication with Key Stakeholders Has Been Wholly Ineffective



Poor Communication
Unclear Alignment
An Unfocused Strategy
Flawed Org Structure
An Incapable CEO
TEMPUR SEALY

Employees

"A lack of true combined company teamwork is resulting in building the new company on a foundation of sand."

Anonymous Tempur Sealy Employee, GlassDoor.com, August 3, 2014

Mr. Sarvary has been unable to instill, through proper communication, a unified corporate culture that promotes teamwork and collaboration

Retail Partners

"When Tempur's products weren't selling on my floor, I invited Mark [Sarvary] to spend an hour on the retail floor with me to understand why. I never heard back from him."

One of Tempur Sealy's Large Retail Partners

Some large retail partners haven't seen Mr. Sarvary for several years, and many fail to understand the Company's selling strategy

Shareholders

"I mean, but FX is – I mean, no we are – what I said was this, if we were to use the FX of 2016 – or '13, I'm sorry, 2013, at the high-end of our guidance and assuming a 15% growth again next year, we'd be at $4 EPS."

CEO Mark Sarvary, Q4'14 Earnings Call, February 5, 2015

Conference calls and presentations to shareholders are confusing and contain no compelling reason to attract or retain long-term shareholders

You've got to meet your customers, understand your competition, [and] give the same speech too many times. You've got to be touched, felt, heard and believed." – Mike Armstrong, Former CEO of AT&T

We Believe Tempur Sealy Can Generate Great Returns If a Reconstituted Board Fixes the "Five Flawed Foundations"

A Capable CEO	○ Replace underperforming CEO with a proven leader with an operationally-intensive background
Appropriate Org Structure	○ Immediately review if execution mistakes are occurring due to gaps in operations team, and fill vacant roles
A Focused Strategy	○ Narrow strategic focus to emphasize profitability vs. unprofitable sales growth ○ Prioritize high-value projects
Alignment with Stretch Goals	○ Re-align employees to deliver substantially higher margins ○ Reduce number of compensation metrics
Clear Commun-ication	○ Communicate clearly and repeatedly with all employees, retail partners and shareholders ○ Set credible earnings goals



Best-In-Class Financial Results
Sound Governance
Strong Stock Performance
Clear Communication
Alignment with Stretch Goals
Focused Strategy
Appropriate Org Structure
A Capable CEO
TEMPUR SEALY

Show Tempur Sealy's Board That You Demand Change – Vote the BLUE Proxy Card Today

Endnotes

1) Source: H Partners, Bloomberg. Returns reflect period from January 1, 2005 to December 31, 2014.
2) Source: Bloomberg. Total return reflects period from May 11, 2010 to April 6, 2015.
3) Source: Tempur-Pedic International, Inc. and Tempur Sealy International, Inc. 10-K filings (2005 – 2014).
4) Source: Furniture/Today and H Partners' estimates.
5) Source: Bloomberg. All periods with respect to February 9, 2015, the trading day prior to H Partners' 13D filing. Company-selected peer group consists of the 24 companies that are named as Tempur Sealy's direct peers in the Company's 2014 10-K filing (February 13, 2015). Mattress Firm's initial public offering occurred in November 2011, so the five-year underperformance vs. both mattress sector peers and the company-selected peer group does not include Mattress Firm. Relative performance is calculated as TPX total return over a given period, less the total return of the comparable index or peer group. Peer group returns are calculated as the average of each members' return in the peer group.
6) Source: Company's 2014 10-K filing (February 13, 2015).
7) Source: Bloomberg. All periods with respect to February 9, 2015, the trading day prior to H Partners' 13D filing. Mattress Firm's initial public offering occurred in November 2011, so it does not have a five-year total return.
8) Source: Company filings, Bloomberg. Calculated by dividing TPX's share price as of market close on August 4, 2008, the date of Mr. Sarvary's appointment, by the trailing twelve-month fully-diluted earnings per share as of June 30, 2008.
9) Source: Bloomberg. Market capitalization as of market close on December 30, 2011, the trading day prior to January 1, 2012, until market close on September 26, 2012, the trading day prior to the announcement of the Sealy acquisition.
10) Source: Bloomberg. Market capitalization as of market close on December 30, 2011, the trading day prior to January 1, 2012, compared to the market capitalization as of market close on September 26, 2012, the trading day prior to the announcement of the Sealy acquisition.
11) Source: Bloomberg. Market capitalization as of market close on February 17, 2015, the date that Tempur Sealy issued its Statement on H Partners, was $3.4 billion, compared to the market capitalization as of market close on December 30, 2011, the trading day prior to January 1, 2012, of $3.46 billion.
12) Source: Company Investor Day Presentations dated February 22, 2012 and September 10, 2013; Bloomberg consensus estimates as of February 18, 2015, the date of Tempur Sealy's 2015 Investor Day.
13) Source: Company filings. Historical peak earnings for Tempur-Pedic occurred during the trailing twelve-month period ended Q1 2012; net sales figures for Tempur-Pedic correspond to the same period. Historical peak earnings for Sealy occurred during the trailing twelve-month period ended FY 2006; net sales figures for Sealy correspond to the same period. Historical peak operating margins are calculated as follows: (Adjusted EBITDA - Depreciation & Amortization) ÷ Net Sales. Current operating margin reflects the Company's 2014 reported adjusted operating margin.
14) Source: Company filings. Tempur-Pedic's operating margin between 2003 and 2007 is calculated as follows: Operating Income (GAAP) ÷ Net Sales. The average of Tempur-Pedic's operating margin for these five fiscal years is 21.9%. The Tempur segment's operating margin for 2014 is calculated as follows: (Total Reported Adjusted Operating Income – Sealy Segment Reported Adjusted Operating Income) ÷ (Tempur North America Net Sales + Tempur International Net Sales). All other company figures are reflective of the most recent trailing twelve-month GAAP figures available in respective 10-K and 10-Q filings as of February 17, 2015, the date of H Partners' first 13D amendment. Tiffany & Co. FY 2014 operating income is adjusted for $480 million of arbitration award expense.

Endnotes (cont'd)

15) Source: Tempur-Pedic International, Inc. 10-K filing (February 12, 2009). Per 10-K filing, the Company sells its products under the Tempur-Pedic brand name domestically, and under the Tempur brand name abroad. Classifies as one global brand.

16) Source: Tempur Sealy International, Inc. 10-K filing (February 13, 2015).

17) Source: Tempur Sealy Investor Presentation (April 6, 2015).

18) Source: Relevant company 2014 10-K filings or Annual Reports. For Dorel Industries Inc., figures reflect those reported in 2013 Annual Report, as these are the most recent available as of April 3, 2015. For Mohawk Industries Inc., Tupperware Brands Corp. and Under Armour Inc., "International" is defined herein as non-North America revenue. For all other companies, "International" is defined herein as non-US revenue. For Williams-Sonoma Inc., international revenue is approximated as the number of international company-owned stores, divided by the total global number of company-owned stores, multiplied by total revenue.

19) Source: Tempur Sealy 2013 Investor Day Presentation (September 10, 2013) and Tempur Sealy 2015 Investor Day Presentation and Transcript (February 18, 2015). At the Company's 2015 Investor Day, management said, "In the old credit agreement, we were restricted in our cash usage until we got down below 3x debt-to-EBITDA, approaching 2.5x. We now have the cash flexibility once we get below 3.5x. That was part of that October credit agreement amendment. As we look at that, which prompted us to now review what is our optimal capital structure, as a larger business...we now believe, and had several bankers verify our analysis, that on a risk-adjusted basis, 3x is our optimal capital structure. So our anticipation is as we get below 3.5x, unless there were – happen to be a pending acquisition opportunity, we will start returning value to shareholders."

20) Source: Tempur Sealy International, Inc. 2014 10-K filing (February 13, 2015); Tempur Sealy International, Inc. 8-K filing (February 13, 2015).

21) Source: Tempur-Pedic International, Inc. and Tempur Sealy International, Inc. Proxy Statements. Refers to total compensation awarded over last ten years on Board.

22) Source: Tempur Sealy International, Inc. 2015 Proxy Statement (March 16, 2015); Bloomberg. "TPX Board" represents beneficial ownership of current Board members calculated as follows: number of shares beneficially owned less shares of common stock which a director has the right to acquire upon the exercise of stock options that were exercisable as of March 11, 2015, or that will become exercisable within sixty days after that date, or other equity instruments which are scheduled to vest and convert into common shares within sixty days after that date, as a percentage of the reported 60,958,394 basic shares outstanding as of March 11, 2015 per the Company's Proxy Statement. Other holdings from Bloomberg as of April 3, 2015.

23) Source: Tempur-Pedic International, Inc. Amended S-1 filing (December 3, 2003); Tempur-Pedic International, Inc. and Tempur Sealy International, Inc. Proxy Statements (2004 – 2015); Bloomberg. All holdings data are as of the record date. Whenever ownership is greater than 5%, ownership data is taken directly from respective Proxy Statement. Whenever ownership is less than 5%, ownership data is taken from Bloomberg.

24) Source: Company Investor Presentation (April 6, 2015); Tempur Sealy International, Inc. 2015 Proxy Statement (March 16, 2015).

25) Source: Tempur-Pedic International, Inc. Proxy Statements (2012 – 2013); Tempur Sealy International, Inc. Proxy Statements (2014 – 2015); Bloomberg. Compensation data from respective years' proxy statements, relating to calendar year periods. Figures reflect CEO Mark Sarvary's total compensation in a given year, including cash compensation and any equity based awards. TPX stock underperformance figures reflect relative cumulative performance versus the average of the total cumulative returns of the Company's self-selected peer group as referenced in the Company's 2014 10-K (February 13, 2015), with respect to February 9, 2012, the start of the three-year period prior to February 9, 2015, the trading day before H Partners' 13D filing.

Endnotes (cont'd)

26) Source: Bloomberg. Represents change in the value of Company's market capitalization between market close on February 9, 2012 and market close on February 9, 2015, the trading day before H Partners' 13D filing. Absolute return references 7 above.

27) Source: Six Flags Entertainment, Inc. Annual Reports. For 2005 – 2007, operating margin is calculated as follows: (Modified EBITDA – Capex) ÷ Revenue.

28) Source: Tempur-Pedic International, Inc. Press Release (January 14, 2013).

29) Source: J. Crew Group Inc. Form 8-K (May 1, 2002). http://www.sec.gov/Archives/edgar/data/1051251/000095013003003317/dex105d.txt; http://www.nytimes.com/2002/05/02/business/j-crew-chief-departing-as-company-s-sales-fall.html

30) Source: J. Crew Group, Inc. Company 10-K and 10-Q filings. Mr. Sarvary was hired as CEO of J. Crew on May 10, 1999 and departed on May 1, 2002. "Start of Sarvary's Tenure" represents the trailing twelve-month period as of fiscal quarter ended May 1, 1999. "End of Sarvary's Tenure" represents the trailing twelve-month period as of fiscal quarter ended May 4, 2002. J. Crew's trailing twelve-month operating income as of fiscal quarter ended May 1, 1999 has been adjusted for one-time costs associated with the write down of assets and other charges incurred in connection with the discontinuance of Clifford & Wills, as well as termination costs and other non-recurring employment contract charges.

31) Source: Bloomberg. For Abercrombie & Fitch, the 54% increase in operating income occurred between the trailing twelve-month period as of fiscal quarter ended May 2, 1999 and the trailing twelve-month period as of fiscal quarter ended May 4, 2002. For American Eagle, the 67% increase in operating income occurred between the trailing twelve-month period as of fiscal quarter ended May 1, 1999 and the trailing twelve-month period as of fiscal quarter ended May 4, 2002.

32) Source: Campbell Soup Campbell Soup Company 10-K and 10-Q filings; http://www.sec.gov/Archives/edgar/data/16732/000089322007003908/w43525exv10wxay.htm; Bloomberg. For "Campbell Soup – North America", reflects sales and EBIT growth between the trailing twelve-month periods as of fiscal quarter ended February 1, 2004 and October 28, 2007, the periods that most closely coincide with Mr. Sarvary's start and end dates as President of Campbell Soup's North America division. Sales for the North America division is calculated as follows: (Total Consolidated Sales – International Soup & Sauces Sales). EBIT for the North America division is calculated as follows: (Total Consolidated EBIT – International Soup & Sauces EBIT). Indices reflect sales and EBIT growth between the trailing twelve-month periods as of calendar quarter ended December 31, 2003 and September 30, 2007, the closest comparable calendar quarters to Campbell Soup's fiscal quarters.

33) Source: Respective company filings; respective company proxy Statements; TA Associates press releases; Bloomberg.

34) Source: TA Associates press releases. Represents the fifteen most recent investments as of February 9, 2015, the trading day prior to H Partners' 13D filing.

35) Source: Friedman Fleischer website; Bloomberg. For Tempur-Pedic, board durations are calculated with respect to the firm's initial exit date on February 9, 2006.

Endnotes (cont'd)

36) Source: Friedman Fleischer website; Bloomberg. Represents current Friedman Fleischer portfolio, as listed on the firm's website.

37) Source: Bloomberg; Sealy Corporation Schedule 14C Proxy Statement (October 30, 2012). Mr. McLane purchased approximately 112,000 shares of Tempur-Pedic stock on June 8, 2012 at a weighted average price of $25.02 per share, representing a nominal value of approximately $2,802,000. As of December 30, 2012, Tempur-Pedic stock closed at $31.49 per share, representing a share price appreciation of approximately 26%. As of December 31, 2012, the value of Mr. McLane's 112,000 shares was approximately $3,527,000, representing an increase of approximately $725,000 in the value of his holdings.

38) Source: SEC v. King Chuen Tang, et al., No. C-09-05146 JCS (N.D. Ca.) (Order of Jan. 3, 2012).

39) Source: Bloomberg. From February 3, 2010 to February 16, 2011, Friedman Fleischer sold approximately 3,198,000 shares in the open market at a weighted average price of approximately $35.19 per share. Approximately 1,059,000 shares owned by Friedman Fleischer, net of the reported 3,198,000 shares disposed of in the open market between February 3, 2010 and February 16, 2011 cannot be accounted for in Form 4 or 13D disclosures. Therefore, we have assumed that these residual shares were sold at the same weighted average price of $35.19 per share for which the reported shares were sold. On March 19 and 20, 2008, Friedman Fleischer purchased approximately 4,257,000 shares of Tempur-Pedic stock at a weighted average price of $12.04 per share, or a nominal value of approximately $51,264,000. Pursuant to the assumption described herein, Friedman Fleischer divested of these shares at a weighted average price of $35.19 per share, or a nominal value of approximately $149,787,000. The difference between the nominal value of Friedman Fleischer's open market purchases and Friedman Fleischer's estimated open market sales is approximately $98,522,000.

40) See reference 38 above.

41) Source: Bloomberg. Total return for the one year period beginning May 11, 2010, the first trading day for SIX.

42) Source: Bloomberg. Relative total returns from April 6, 2012 to April 6, 2015.

43) Source: Company Investor Presentation (April 6, 2015); 2016-2018 assumes 2015 guidance of $2.90 (the midpoint of the range), and assumes a 15% growth rate per year as per page 28 of the Company's Investor Presentation.

44) Source: Company filings. Sealy gross margin at time of acquisition reflects the fiscal year ended December 2, 2012, and has been adjusted to add shipping and handling expenses to cost of sales, to make figures comparable to figures reported as part of consolidated Tempur Sealy.